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                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
               _________________________________________

                              SCHEDULE 13D


               Under the Securities Exchange Act of 1934

              COHERENT COMMUNICATIONS SYSTEMS CORPORATION
                            (Name of Issuer)


                      Common Stock, $.01 Par Value
                     (Title of Class of Securities)


                               192478105
                             (CUSIP Number)


                          Carol Coghlan Gavin
                               Secretary
                             Tellabs, Inc.
                          4951 Indiana Avenue
                       Lisle, Illinois 60532-1698
                             (630) 378-8800
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                           February 16, 1998
        (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
(  ).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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                              SCHEDULE 13D

CUSIP No. 192478105

1   NAME OF
    REPORTING
    PERSON

    Tellabs, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)(  )     (b)(  )

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NA

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)
    (a)(  )     (b)(  )

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         7   SOLE VOTING POWER
SHARES
BENEFICIALLY      8   SHARED VOTING POWER
OWNED BY EACH         6,031,391*
REPORTING
PERSON WITH       9   SOLE DISPOSITIVE POWER

                 10   SHARED DISPOSITIVE POWER
                      6,031,391*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,031,391*

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES
    (a)(  )     (b)(  )

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    38.9%

14  TYPE OF REPORTING PERSON

    CO

*Reporting Person disclaims beneficial ownership of all shares.

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Item 1.		Security and Issuer
            -------------------
            The class of equity securities to which this Statement relates is the common stock, $.01 par value per share ("Coherent Common Stock"), of Coherent Communications Systems Corporation, a Delaware corporation ("Coherent"). Coherent's principal executive offices are located at 45085 University Drive, Ashburn, Virginia 20147.

Item 2.		Identity and Background
            -----------------------
            This Statement is filed by Tellabs, Inc., a Delaware corporation ("Tellabs"), whose principal business address is 4951 Indiana Avenue, Lisle, Illinois 60532-1698. Tellabs' principal business is to design, manufacture, market and service voice and data transport and network access systems. During the past five years, Tellabs has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Set forth below are the names, principal occupations and business addresses of the executive officers and directors of Tellabs. With the exception of Jukka Harju, who is a citizen of Finland, each executive officer and director listed below is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Executive Officers of Tellabs:

NAME                    POSITION WITH TELLABS
----                    ---------------------

Michael J. Birck(1)     President, Chief Executive Officer and Director,
                        Tellabs, Inc.

Charles C. Cooney(1)    Vice President, Sales and Service, Tellabs
                        Operations, Inc.

Carol Coghlan Gavin(1)  Vice President, General Counsel and Secretary,
                        Tellabs Operations, Inc.; Secretary, Tellabs,
                        Inc.

J. Thomas Gruenwald(2)  Vice President, Strategic Resources, Tellabs
                        Operations, Inc.

Peter A. Guglielmi(2)   Executive Vice President, Chief Financial
                        Officer and Treasurer, Tellabs, Inc., and
                        Tellabs Operations, Inc. and Director, Tellabs,
                        Inc.

Jukka Harju(3)          Vice President and General Manager, Tellabs Oy;
                        Vice President, Tellabs International, Inc.

Brian J. Jackman(1)     President, Tellabs Operations, Inc; Executive
                        Vice President and Director, Tellabs, Inc.

J. Peter Johnson(2)     Vice President, Finance and Treasury, Assistant
                        Secretary and Controller, Tellabs, Inc., and
                        Tellabs Operations, Inc.

John C. Kohler(2)       Vice President, Manufacturing, Tellabs
                        Operations, Inc.

Harvey R. Scull(1)      Vice President, Advanced Business Development,
                        Tellabs Operations, Inc.

Richard T. Taylor(1)    Senior Vice President and General Manager,
                        Digital Systems Division, Tellabs Operations,
                        Inc.

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John E. Vaughan(1)      President, Tellabs International, Inc.;
                        Executive Vice President, Tellabs, Inc.

(1) The business address of each of these executive officers is 4951 Indiana Avenue Lisle, Illinois 60532-1698.
(2) The business address of each of these executive officers is 1000 Remington Boulevard, Bolingbrook, Illinois 60440.
(3) The business address of this executive officer is Sinikalliontie 7, FIN-02630, Espoo, Finland.

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Directors of Tellabs:
--------------------

                               PRINCIPAL OCCUPATION, ADDRESS OF
NAME                           EMPLOYER AND BUSINESS ADDRESS OF DIRECTOR
----                           -----------------------------------------

Michael J. Birck                President and Chief Executive Officer of
                                Tellabs, Inc., 4951 Indiana Avenue Lisle,
                                Illinois 60532-1698.

John D. Foulkes, Ph.D.          Director of Engineering Studies
                                (retired) University of Puget Sound;
                                Professor (retired) University of
                                Washington, 1256 S. Halsey Drive,
                                Coupeville, Washington 98239.

Peter A. Guglielmi              Executive Vice President, Chief
                                Financial Officer and Treasurer,
                                Tellabs, Inc., and Tellabs Operations,
                                Inc., 1000 Remington Boulevard,
                                Bolingbrook, Illinois 60440.

Brian J. Jackman                President, Tellabs Operations, Inc,
                                Executive Vice President, Tellabs, Inc.,
                                4951 Indiana Avenue Lisle, Illinois
                                60532-1698.

Frederick A. Krehbiel           Chief Executive Officer and Chairman
                                of the Board, Molex Incorporated, 2222
                                Wellington Court, Lisle, Illinois 60532.

Stephanie Pace Marshall, Ph.D.  President, Illinois Mathematics and
                                Science Academy, 1500 W. Sullivan Road,
                                Aurora, Illinois 60506-1000.

William F. Souders              Chairman and Chief Executive Officer
                                (retired), Emery Air Freight
                                Corporation, formerly Executive Vice
                                President, Xerox Corporation, 100 First
                                Stamford Place, Suite 402, Stamford,
                                Connecticut 06904-2340.

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Jan H. Suwinski                 Professor of Strategy and Operations
                                Management-Johnson School, Cornell
                                University; Executive Vice President
                                (retired), Opto-Electronics Group,
                                Corning Incorporated; Chairman (retired)
                                Siecor Corporation, 451 Sheffield Road,
                                Ithaca, New York 14850.

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Item 3.		Source and Amount of Funds or Other Consideration
            -------------------------------------------------
            The Stockholder Agreements described in Item 4 of this Statement were entered into by Tellabs and the Stockholders listed in Item 4 as an inducement to Tellabs to enter into the Merger Agreement described in Item 4. Except as set forth in the preceding sentence, Tellabs has paid no consideration in connection with entering into the Stockholder Agreements.

Item 4.		Purpose of Transaction
            ----------------------
            On February 16, 1998, Tellabs, Inc., a Delaware corporation ("Tellabs"), Cardinal Merger Co., a Delaware corporation and a wholly-owned subsidiary of Tellabs ("Sub"), and Coherent Communications Systems Corporation, a Delaware corporation ("Coherent"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger of Sub with and into Coherent (the "Merger"), with Coherent surviving the Merger and becoming a wholly- owned subsidiary of Tellabs. Pursuant to the Merger Agreement, by virtue of the Merger each outstanding share of Coherent Common Stock (other than shares held by Coherent or its subsidiaries, Tellabs, Sub or any other wholly-owned subsidiaries of Tellabs) will be converted into the right to receive .72 of a share of common stock, $.01 par value per share, of Tellabs. Pursuant to the Merger Agreement, the directors of Sub immediately prior to the consummation of the Merger and Lawrence J.Gallick, Charles A. Root, Charles M. Skibo and Ernst Volgenau, current directors of Coherent, will become the directors of Coherent upon the effectiveness of the Merger. At the effective time of the Merger, in accordance with the Merger Agreement, the Certificate of Incorporation of Coherent shall be amended to provide that the authorized capital stock of Coherent will be 1,000 shares of Coherent Common Stock and the present Bylaws of Sub will become the Bylaws of Coherent. It is anticipated that, following the consummation of the Merger, the Coherent Common Stock will be delisted from the Nasdaq National Market and the Coherent Common Stock will be terminated from registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is included as

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            Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

            Concurrently with the execution of the Merger Agreement, in order to induce Tellabs to enter into the Merger Agreement, Safeguard Scientifics, Inc. ("Safeguard"), the owner of 4,843,342 (approximately 31.2%) of the outstanding shares of Coherent Common Stock, and Daniel L. McGinnis, Lawrence J. Gallick, Warren V. Musser, Charles A. Root, Charles Skibo and Ernst Volgenau, who are all of the current directors of Coherent (together with Safeguard, the "Stockholders") and who own an aggregate of 1,188,049 (approximately 7.7%) of the outstanding shares of Coherent Common Stock, entered into stockholder agreements (the "Stockholder Agreements") with Tellabs.

            The Stockholder Agreements provide, among other things, that: (a) at the stockholders meeting of Coherent to be held to approve and adopt the Merger Agreement (or at any adjournment thereof) or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the Merger Agreement is sought, the Stockholder shall vote (or cause to be voted) the shares of Coherent Common Stock owned by such Stockholder as of the date of the Stockholder Agreement and any other shares of capital stock of Coherent acquired by such Stockholder after the date of the Stockholder Agreement and during the term of the Stockholder Agreement (the "Subject Shares") in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; (b) at any meeting of stockholders of Coherent or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation

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            or winding up of or by Coherent or any subsidiary thereof or any other Takeover Proposal (as defined in the Merger Agreement) or (ii) any amendment of the Certificate of Incorporation of Coherent or the Bylaws of Coherent or other proposal or transaction involving Coherent or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of Coherent; (c) the Stockholder agrees not to
            (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit-sharing arrangement) with respect to the Transfer of the Subject Shares to any person or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in relation to the Subject Shares, and agrees not to commit or agree to take any of the foregoing actions; and
            (d) the Stockholder agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Tellabs in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement.

            The obligations of the Stockholders under the Stockholder Agreements terminate upon the earlier of the termination of the Merger Agreement or the effective time of the Merger, except that if the Merger Agreement is terminated pursuant to certain sections of the Merger Agreement that may result in a termination fee being paid to Tellabs by Coherent after the date of such termination pursuant to the Merger Agreement, the Stockholder Agreements shall not terminate until 60 days following the termination of the Merger Agreement.

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            A copy of the Stockholder Agreement entered into between
            Tellabs and Safeguard and the form of Stockholder Agreement entered into between Tellabs and each such other Stockholder are filed as Exhibits 2 and 3 hereto, respectively, and the description of the Stockholder Agreements contained herein is qualified in its entirety by reference to such exhibits, which are incorporated herein by reference.

Item 5.		Interest in Securities of the Issuer.
            ------------------------------------
            (a) - (c)  By reason of the Stockholder Agreements, Tellabs may be deemed to be the beneficial owner of, in the aggregate, 6,031,391 shares (the "Shares") of Coherent Common Stock and may be deemed to have shared power to vote or direct the vote of the Shares or shared power to dispose or direct the disposition of the Shares. The Shares represent approximately 38.9% of the outstanding shares of Coherent Common Stock, based upon the number of shares outstanding as of February 12, 1998. By virtue of the limited nature of the Stockholder Agreements, Tellabs expressly disclaims beneficial ownership of the Shares. Except as described in this Schedule 13D, neither Tellabs nor, to the best knowledge of Tellabs, any of the persons listed in Item 2 above beneficially owns any shares of Coherent Common Stock. Except as described in this Schedule 13D, neither Tellabs nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in Coherent Common Stock during the past 60 days.

            (d)        Not applicable.

            (e)        Not applicable

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Item 6.     Contracts, Arrangements, Understanding or Relationships with
            Respect to Securities of the Issuer.
            -----------------------------------
            As described in Item 4, Tellabs presently anticipates that it will acquire the entire equity interest in Coherent pursuant to the Merger Agreement.

            Other than the Merger Agreement and the Stockholder Agreements described in Item 4 and attached as Exhibits to this Statement, to the best knowledge of Tellabs, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons listed in Item 2 of this Statement and any person with respect to Coherent Common Stock.

Item 7.		Material to be Filed as Exhibits.
            --------------------------------
            1 Agreement and Plan of Merger dated as of February 16, 1998 among Tellabs, Inc., Cardinal Merger Co. and Coherent Communications Systems Corporation (Incorporated by reference to Exhibit 2.1 of Tellabs, Inc.'s Current Report on Form 8-K (filed on February 20, 1998)).

            2 Safeguard Stockholder Agreement dated as of February 16, 1998 between Tellabs, Inc. and Safeguard
                Scientifics, Inc.

            3 Form of Stockholder Agreement dated as of February 16, 1998 entered into between Tellabs, Inc. and certain stockholders of Coherent Communications Systems Corporation (including a schedule listing each such stockholder and the number of shares of common stock of Coherent Communications Systems Corporation owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               TELLABS, INC.


Dated:  February 26, 1998      By:  /s/ Carol Coghlan Gavin
                                   ------------------------------------
                                   Carol Coghlan Gavin
                                   Secretary

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EXHIBIT INDEX
-------------

Exhibit No.	Description
-----------------------
1 Agreement and Plan of Merger dated as of February 16, 1998 among Tellabs, Inc., Cardinal Merger Co. and Coherent Communications Systems Corporation (Incorporated by reference to Exhibit 2.1 of Tellabs, Inc.'s Current Report on Form 8-K (filed on February 20,
    1998)).

2 Safeguard Stockholder Agreement dated as of February 16, 1998 between Tellabs, Inc. and Safeguard Scientifics, Inc.

3 Form of Stockholder Agreement dated as of February 16, 1998 entered into between Tellabs, Inc. and certain stockholders of Coherent Communications Systems Corporation (including a schedule listing each such stockholder and the number of shares of common stock of Coherent Communications Systems Corporation owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder).